[LETTERHEAD OF AMERICAN CONSUMERS, INC.]





March 8, 2005

Mr. George F. Ohsiek, Jr.
Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

     RE:  American Consumers, Inc.
          Form 10-K for the fiscal year ended May 29, 2004
          Filed August 26, 2004
          File No. 0-05815
          Forms 10-Q for the periods ended August 28, 2004 and November 27, 2004 Via EDGAR Filing System

Dear Mr. Ohsiek:

     In reference to your comment letter of February 4, 2005 and with respect to your examination of the Form 10-K for the year ended May 29, 2004, and Forms 10-Q for the quarters ended August 28, 2004 and November 27, 2004 of American Consumers, Inc. ("ACI"), this letter sets forth our response to each comment, numbered to correspond to the Staff's letter:

Form 10-K For The Fiscal Year Ended May 29, 2004
------------------------------------------------

General
-------

1. WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS TO BE MADE, THESE REVISIONS SHOULD BE INCLUDED IN YOUR FUTURE FILINGS, AS APPLICABLE.

ACI Response:  We acknowledge that, where a comment requests additional
-------------
disclosures or other revisions to be made, these revisions will be included in ACI's future filings, as applicable.

Exhibit  13
-----------

Management's  Discussion  and  Analysis  of  Financial  Condition and Results of
--------------------------------------------------------------------------------
Operations
----------

Results  of  Operations,  page  5
---------------------------------

2. PLEASE REVISE THIS SECTION TO ENSURE YOU DISCUSS YOUR RESULTS OF OPERATIONS FOR EACH PERIOD FOR WHICH FINANCIAL STATEMENTS ARE PRESENTED. FOR EXAMPLE, YOU CURRENTLY ONLY DISCUSS THE CHANGES IN NET INCOME/LOSS AND NET SALES BETWEEN FISCAL YEARS 2003 AND 2004. YOU SHOULD ALSO DISCUSS SIGNIFICANT CHANGES IN THESE AND OTHER LINE ITEMS BETWEEN FISCAL YEARS 2002 AND 2003.

ACI Response:  We acknowledge your comment and affirm that, in future filings,
-------------
ACI's discussion of Results of Operations in Management's Discussion and Analysis of Financial Condition and Results of Operations will discuss the Company's results of operations for each period for which financial statements are presented.

3. PLEASE REVISE YOUR INCOME TAX DISCUSSION TO DISCUSS SIGNIFICANT CHANGES IN YOUR DEFERRED TAX VALUATION ALLOWANCE. IN THIS REGARD, WE NOTE THAT IN FISCAL YEARS 2003 AND 2004, YOUR NET DEFERRED TAXES ARE FULLY VALUED. PLEASE DISCUSS WHAT THIS MEANS IN TERMS OF YOUR EXPECTATIONS OF FUTURE BOOK AND TAXABLE INCOME.

ACI Response:  The significant changes in the deferred tax valuation allowance
-------------
are a result of recurring net losses by ACI over recent fiscal years. In accordance with SFAS 109, a full valuation has been placed on the Company's net deferred tax assets (primarily NOL carryforwards) as a result of these continued losses. This valuation allowance will be continued until such time as the likelihood of realization is reasonably assured. We acknowledge your comment and, in response, will include expanded disclosure in the Results of Operations discussion (to the extent material) in applicable future filings regarding ACI's deferred tax valuation allowance and what this means in terms of expectations of future book and taxable income.

We anticipate that the expanded discussion in future filings will be similar to the following:

     Income Taxes
     ------------

     The Company accounts for income taxes in accordance with the provisions of SFAS No. 109 Accounting for Income Taxes (SFAS No. 109), which requires that deferred income taxes be determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized. The components of income tax and the deferred tax assets and liabilities are detailed in Note 5 of the Company's financial statements.

     At May xx, 200x, the Company had net operating loss carryforwards for federal and state income tax purposes of $xxx,xxx and $xxx,xxx, respectively, arising from losses incurred by the Company during 200x and 200x. These net operating loss carryforwards may be utilized to offset future taxable income. In accordance with SFAS No. 109, the Company has established a full valuation allowance, which effectively reduces the carrying value of its net deferred taxes to zero at May xx, 200x and May xx, 200x. The net change in valuation allowance for the year ended May xx, 200x resulted in an increase of $x,xxx. Unless the Company realizes sufficient taxable income in future periods to demonstrate that the likelihood of realization of the net deferred tax assets is reasonably assured under the accounting guidelines of SFAS No. 109, this valuation allowance will be continued in future periods. If not utilized, the carryforwards will expire at various dates between 2022 and 2024.

4. WHERE YOU DESCRIBE TWO OR MORE BUSINESS REASONS THAT CONTRIBUTED TO A MATERIAL CHANGE IN A FINANCIAL STATEMENT LINE ITEM BETWEEN PERIODS, PLEASE QUANTIFY THE EXTENT TO WHICH EACH CHANGE CONTRIBUTED TO THE OVERALL CHANGE IN THAT LINE ITEM, IF PRACTICAL. FOR EXAMPLE, WHERE YOU PROVIDE A LIST OF THE CONTRIBUTING FACTORS TO YOUR INCREASE IN

     GENERAL AND ADMINISTRATIVE EXPENSES WHEN COMPARING FISCAL YEAR 2004 TO FISCAL YEAR 2003, QUANTIFICATION OF INDIVIDUAL IMPACTS SHOULD BE PROVIDED. SEE ITEM 303(A) OF REGULATION S-K AND FINANCIAL REPORTING CODIFICATION 501.04.

ACI Response:  We acknowledge your comment and affirm that, in future filings,
-------------
where ACI's discussion of Results of Operations in Management's Discussion and Analysis of Financial Condition and Results of Operations describes two or more business reasons that contributed to a material change in a financial statement line item between periods, our disclosure will be expanded to quantify the extent to which each change contributed to the overall change in that line item, if practical.

5. WHERE YOU IDENTIFY INTERMEDIATE CAUSES OF CHANGES IN YOUR OPERATING RESULTS, ALSO DESCRIBE THE REASONS UNDERLYING THE INTERMEDIATE CAUSES. FOR EXAMPLE, YOU INDICATE THAT SALES INCREASED IN FISCAL YEAR 2004 DUE TO THE OPENING OF A NEW STORE, PARTIALLY OFFSET BY A DECREASE IN SAME STORE SALES. YOU SHOULD ELABORATE TO EXPLAIN WHY SAME STORES SALES ARE DECREASING. ADDITIONALLY, YOU SHOULD INDICATE WHETHER YOU EXPECT SAME STORE SALES TO CONTINUE TO DECLINE IN FUTURE PERIODS. SEE SEC RELEASE NO. 33-8350.

ACI Response:  We acknowledge your comment and affirm that, in future filings,
-------------
where ACI's discussion of Results of Operations in Management's Discussion and Analysis of Financial Condition and Results of Operations identifies intermediate causes of changes in the Company's operating results, we will expand the discussion to also describe the reasons underlying the intermediate causes, to the extent that management believes that one or more such underlying causes can be accurately identified and described in a manner that is meaningful in the context of the overall discussion. With respect to the decrease in same store sales referenced in your comment, we note that both the Description of Business and the Management's Discussion and Analysis sections in ACI's annual report contain a general discussion of the ongoing competitive pressures on the Company, which we believe are responsible for the decrease in same store sales. Results often fluctuate from period to period, and prior experience has demonstrated that we are not necessarily able to predict with any degree of accuracy whether same store sales will continue to decline in future periods. Nevertheless, in response to your comment, we will revise the Results of Operations discussion in future filings, as applicable, to more clearly state the relationship between the ongoing effects of competitive conditions on ACI's business and historical facts such as the same-store sales decline noted in your comment. To the extent that we believe we can do so in a manner that provides investors with meaningful additional information, we also will state whether management believes that such information points toward any trend that may be expected to continue in future periods.

Liquidity  and  Capital  Resources,  page  6
--------------------------------------------

6. PLEASE REVISE TO DISCUSS MATERIAL CHANGES BETWEEN PERIODS IN YOUR CASH FLOWS FROM OPERATING, INVESTING, AND FINANCING ACTIVITIES. IN THIS REGARD, BASED ON REVIEWING YOUR STATEMENTS OF CASH FLOWS, WE NOTE THAT CASH FLOWS FROM OPERATING ACTIVITIES DECREASED SIGNIFICANTLY BETWEEN 2003 AND 2004, LARGELY DUE TO INCREASED INVENTORIES. WE BELIEVE THIS TYPE OF ACTIVITY THAT SIGNIFICANTLY IMPACTS YOUR CASH FLOWS SHOULD BE DISCUSSED AND EXPLAINED.

ACI Response:  We acknowledge your comment and affirm that, in future filings,
------------
we will revise the Company's discussion of Liquidity and Capital Resources in Management's Discussion and Analysis of Financial Condition and Results of Operations to discuss material changes between periods in ACI's cash flows from operating, investing, and financing activities. In particular, we will focus the discussion around the material issues creating material changes in operating, investing and financing activities. An illustrative example of such additional language is as follows:

     Changes in the Company's liquidity and capital resources are primarily a result of the following: During fiscal year 2004, the Company was required to increase its draws under its line of credit with Northwest Georgia Bank by $100,100 and to borrow an additional $350,000 under a note payable to Northwest Georgia Bank. Further, the Company's cash and cash equivalents declined by $410,524 during the fiscal year ended May 29, 2004. These additional borrowings and the decline in cash and cash equivalents were principally the result of three major factors. The first of these factors was the Company's net loss of $236,050 for the year ended May 29, 2004. However, this loss was offset by $300,212 in depreciation expense taken during the year. The second factor was expenditures related to the opening of the Company's eighth grocery store location during fiscal year 2004. This store opening necessitated the purchase of significant additional inventories. At May 29, 2004, inventory related to this location was approximately $280,000, while the aggregate increase in inventories for the other seven store locations in fiscal 2004 over fiscal 2003 was approximately $86,000. Further, the Company had to make significant fixed asset purchases of approximately $300,000 to get this eighth store location up and running in good operational condition. (Other fixed asset purchases during fiscal 2004 totaled approximately $40,000 for the other seven locations.) The final factor was the Company's repayment of long-term debt during fiscal 2004 in the aggregate amount of approximately $200,000.

Material  Commitments,  page  7
-------------------------------

7. WE NOTE YOUR DISCLOSURE THAT CAPITAL EXPENDITURES ARE NOT EXPECTED TO EXCEED $200,000 FOR THE FISCAL YEAR. PLEASE ELABORATE ON YOUR DISCLOSURE TO DESCRIBE THE NATURE AND GENERAL PURPOSE OF THE EXPECTED CAPITAL EXPENDITURES AND THE ANTICIPATED SOURCE OF FUNDS FOR THESE EXPENDITURES. REFER TO ITEM 303(A)(2) OF REGULATION S-K.

ACI Response:  We acknowledge your comment and affirm that, in future filings,
-------------
we will elaborate on our disclosure concerning the Company's planned capital expenditures to describe the nature and general purpose of the expected capital expenditures and the anticipated source of funds for these expenditures. Specifically, such disclosure will reflect the fact that, for the current fiscal year, our estimate of $200,000 in capital expenditures is based on the amount that we expect to spend during the year for equipment that fails and must be replaced during the course of the year (such estimate being based on ACI's historical experience). Apart from these ordinary course replacements, there are no capital expenditures budgeted for the current fiscal year. We also will disclose that, in accordance with ACI's prior practice, we expect to fund these capital expenditures from a combination of funds generated by operations and, to the extent necessary, additional borrowings under our bank line of credit.

Financial  Statements
---------------------

Statements  of  Changes  in  Stockholders'  Equity,  page  14
-------------------------------------------------------------

8. PLEASE INCLUDE A COLUMN THAT RECONCILES THE CHANGES IN THE NUMBER OF SHARES OF COMMON STOCK ISSUED BETWEEN YEARS. SEE PARAGRAPH 10 OF APB 12.

ACI Response:  We acknowledge your comment and affirm that, in future filings,
-------------
we will include a column in the Statements of Changes in Stockholders' Equity that reconciles the changes in the number of shares of common stock issued between years.

Notes  to  Financial  Statements
--------------------------------

General
-------

9. PLEASE DISCLOSE THE NATURE OF THE AMOUNTS INCLUDED IN OTHER (NON-OPERATING) INCOME. YOUR TABULAR DISCLOSURE ON PAGE 6 OF MD&A IS NOT SUFFICIENT IN THIS REGARD TO THE EXTENT THE "OTHER" LINE ITEM IN THE TABLE REPRESENTS OVER 70% OF TOTAL OTHER INCOME. SHOW US SUPPLEMENTALLY HOW THE REVISED DISCLOSURE WILL READ.

ACI Response:  We acknowledge your comment and, in future filings, we will
-------------
expand the "other income" line item of the tabular disclosure in the MD&A to fully describe the significant components of the amounts involved for each reporting period. The items comprising other income primarily include fees from money orders, check cashing fees and returned check fees. We anticipate that the expanded disclosure will read similarly to the following (2004 breakdown shown; 3 years of comparative data will be disclosed in the filing):

      Vendor's compensation          $13,664
      Gain (loss) on sale of assets        -
      Interest income                 13,728
      Money orders                    15,870
      Check cashing fees              31,139
      Returned check fees             10,264
      Other                            5,421
                                     -------
         Totals                      $90,086
                                     =======

As a further clarification in response to your comment, we note that the vendor's compensation of $13,664 reflected above relates to income received by ACI from the States of Alabama and Georgia. The Company receives this revenue for the collection and timely remittance of sales taxes to the Alabama and Georgia and Departments of Revenue.

Note 1.  Nature of Business and Summary of Significant Accounting Policies
--------------------------------------------------------------------------

General
-------

10. PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR CONSIDERATION RECEIVED FROM VENDORS IN CONNECTION WITH THE PURCHASE OR PROMOTION OF THE VENDORS' PRODUCTS, SUCH AS

     REBATES, SLOTTING FEES AND CO-OPERATIVE ADVERTISING FEES. DISCLOSE THE STATEMENTS OF OPERATIONS LINE ITEM IN WHICH EACH OF THESE TYPES OF PAYMENTS IS INCLUDED. WITH THE EXCEPTION OF REBATES, PLEASE ALSO DISCLOSE THE AMOUNTS OF THESE PAYMENTS INCLUDED IN EACH LINE ITEM FOR EACH PERIOD PRESENTED. BASED ON YOUR DISCLOSURES ON PAGE 6 OF MD&A, IT APPEARS THAT CERTAIN "VENDOR COMPENSATION" MAY BE INCLUDED IN OTHER (NON-OPERATING) INCOME. PLEASE ENSURE WE UNDERSTAND YOUR BASIS IN GAAP FOR THIS CLASSIFICATION. REFER TO ETIF 02-16.

ACI Response:  As noted in our response to your comment 9 above, the referenced
-------------
vendor income relates to a fee provided to the Company by the States of Alabama and Georgia for the timely collection and remittance of sales taxes. In our opinion, this is being correctly accounted for as "other income" and is not an issue under EITF 02-16. However, there are two primary issues contained within EITF 02-16 "Accounting by a Customer for Certain Consideration Received from a Vendor" which are applicable to the Company. First, the Company receives cash consideration from its wholesaler for rebates (such as for purchasing 500 items of brand X). The Company correctly applies this rebate as a reduction of cost of sales. These rebates have totaled approximately $60,000 to $80,000 per quarter over the past three fiscal years ended May 29, 2004. Secondly, the Company also receives co-operative advertising fees which have approximated $10,000 to $15,000 per quarter over the last three fiscal years ended May 29, 2004. However, the Company is currently applying this revenue as a reduction to its cost of sales. Under EITF 02-16, this revenue should be treated as a reduction in advertising costs. Based upon discussions with our independent accountants, we have concluded that no amendments to the financial statements contained in the Company's previous periodic reports will be required, due to the insignificance of this amount to the Company. However, the Company will correctly reclassify all 2005 fiscal year amounts as a reduction in advertising costs and will make conforming corrections to its financial statement presentation in all future filings. Finally, as further clarification in response to your comment, we note that the Company does not receive any slotting fees.

The Company does not disclose the accounting policy related to its treatment of vendor consideration received in Note 1 due to the fact that, for ACI, the amount involved is not significant in relation to the audited financial statements taken as a whole and has no impact on the Company's net income. While we acknowledge that the impact of the application of EITF 02-16 could be significant to many large grocery store chains, especially national chains, its impact on ACI's financial statements is negligible and does not represent a significant accounting policy to the Company.

11. BASED ON YOUR DISCLOSURES UNDER ITEM 1 BUSINESS, IT APPEARS YOU PROVIDE A NUMBER OF INCENTIVES TO YOUR RETAIL CUSTOMERS INCLUDING CASH DISCOUNTS AND COUPON MATCHING. PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR EACH OF THESE TYPES OF ARRANGEMENTS, INCLUDING THE STATEMENTS OF OPERATIONS LINE ITEM THAT EACH TYPE OF ARRANGEMENT IS INCLUDED IN. FOR EACH TYPE OF ARRANGEMENT TREATED AS AN EXPENSE RATHER THAN AS A REDUCTION OF REVENUES, PLEASE TELL US HOW THIS TYPE OF ARRANGEMENT MEETS THE REQUIREMENTS IN EITF 01-9.

ACI Response:  EITF 01-9, "Accounting for Consideration Given by a Vendor to a
-------------
Customer (Including a Reseller of the Vendor's Products)" deals with a vendor (in this case it would be ACI) that provides its customers consideration. In comment 11, you state that ACI "appears to provide a number of incentives to [its] retail customers including cash discounts and coupon matching." The statements to which your comment refers in
Item 1 of ACI's Form 10-K actually were describing methods of competition employed by our larger competitors, not incentives that ACI provides to its customers. ACI utilizes only limited promotional items to which this standard applies. These include a milk program (customer gets a free gallon of milk for every 12 gallons purchased) and occasionally (twice in the last four years) a "free" dish or pot and pan program. These programs represented approximately $84,000 in promotion expenses for ACI's fiscal year ended May 29, 2004 (included in Operating, General and Administrative Expenses). Because these items represent "free" products or services and not cash consideration provided by ACI to our customers, EITF 01-9 states these items are properly characterized as an expense as opposed to a reduction in revenue. ACI does not do any coupon matching or provide other forms of cash consideration to customers. Accordingly, we do not believe that any change in our present accounting treatment is required in response to this comment. Further, based on the amounts involved, this is not deemed to be a significant accounting policy for ACI.

12. IN FUTURE FILINGS PLEASE DISCLOSE THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE COST OF GOODS SOLD LINE ITEM AND THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES LINE ITEM. IN DOING SO, PLEASE DISCLOSE SPECIFICALLY WHETHER YOU INCLUDE PURCHASING AND RECEIVING COSTS, INSPECTION COSTS, INTERNAL TRANSFER COSTS AND THE OTHER COSTS OF YOUR DISTRIBUTION NETWORK IN COST OF GOODS SOLD. IF YOU CURRENTLY EXCLUDE A PORTION OF THESE COSTS FROM COST OF GOODS SOLD, PLEASE ALSO DISCLOSE THE LINE ITEM THAT THESE EXCLUDED COSTS ARE INCLUDED IN AND THE AMOUNTS INCLUDED IN EACH LINE ITEM FOR EACH PERIOD PRESENTED. ALSO DISCLOSE IN MD&A THAT YOUR GROSS MARGINS MAY NOT BE COMPARABLE TO OTHERS, SINCE SOME ENTITIES INCLUDE ALL OF THE COSTS RELATED TO THEIR DISTRIBUTION NETWORK IN COST OF GOODS SOLD AND OTHERS EXCLUDE A PORTION OF THEM FROM GROSS MARGIN, INCLUDING THEM INSTEAD IN A LINE ITEM SUCH AS OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES. TO THE EXTENT THE EXCLUDED COSTS ARE MATERIAL TO YOUR OPERATING RESULTS, QUANTIFY THESE AMOUNTS IN MD&A. IF YOU DETERMINE THAT THESE AMOUNTS ARE IMMATERIAL FOR DISCLOSURE, PLEASE SUPPLEMENTALLY PROVIDE US WITH YOUR QUALITATIVE AND QUANTITATIVE ASSESSMENT OF MATERIALITY FOR ALL PERIODS PRESENTED.

ACI Response:  We acknowledge your comment and affirm that, in future filings,
-------------
we will include additional detail in the MD&A concerning the types of expenses included by ACI in the cost of goods sold line item and in the operating, general and administrative expenses line item. We also note, however, that ACI does not have any internal distribution network; all inventory is delivered directly to our individual grocery store locations by ACI's wholesale supplier. Therefore, much of the additional detail referenced in your comment, while it may be material for many of our larger competitors, is not applicable to ACI. Additionally, we will disclose in our MD&A in future filings that our gross margins may not be comparable to others, since all of our inventory is delivered directly to individual grocery stores by the supplier and, consequently, ACI's gross margin is not impacted by certain internal warehousing and distribution costs that may affect the reported gross margins of our larger competitors.

Cash  and  cash  equivalents,  page  16
---------------------------------------

13. PLEASE REVISE YOUR DISCLOSURE TO INDICATE WHY CERTIFICATES OF DEPOSIT (CDS) ARE NOT CONSIDERED CASH AND CASH EQUIVALENTS FOR PURPOSES OF REPORTING CASH FLOWS. ALSO DISCLOSE WHETHER YOUR CDS HAVE ANY UNUSUAL WITHDRAWAL RESTRICTIONS. ADDITIONALLY, PLEASE TELL US SUPPLEMENTALLY WHY, IN YOUR AUGUST 28, 2004 FORM 10-Q, CDS ARE CONSIDERED CASH AND CASH EQUIVALENTS FOR PURPOSES OF REPORTING CASH FLOWS, BUT YET AGAIN IN YOUR NOVEMBER 27, 2004 FORM 10-Q, CDS ARE NOT CONSIDERED CASH AND CASH EQUIVALENTS. PLEASE BE ADVISED THAT YOUR CLASSIFICATION OF CDS SHOULD BE CONSISTENT FROM PERIOD TO PERIOD. ANY CHANGE IN YOUR POLICY FOR DETERMINING WHICH ITEMS ARE TREATED AS CASH EQUIVALENTS IS A CHANGE IN ACCOUNTING PRINCIPLE THAT SHOULD BE JUSTIFIED AND DISCLOSED. IF CDS WERE INADVERTENTLY CLASSIFIED AS CASH EQUIVALENTS IN YOUR AUGUST 28, 2004 FORM 10-Q, PLEASE ADVISE.

ACI Response:  Certificates of Deposit are generally not considered a cash
-------------
equivalent unless they have an original maturity date of three months or less. This accounting policy is disclosed in Note 1 to ACI's annual audited financial statements, which states:

     "Cash and cash equivalents:

     For purposes of reporting cash flows, the Company considers all highly-liquid debt instruments with an original maturity of three months or less to be cash equivalents."

In response to your comment, we will expand the MD&A discussion in future filings to note whether, as of each applicable balance sheet date, the CDs in question have an original maturity date of three months or less. The expanded disclosure also will describe any unusual withdrawal restrictions applicable to ACI's CDs at the relevant balance sheet dates. At May 29, 2004, ACI had one CD at Northwest Georgia Bank in the amount of $323,488, including accrued interest receivable. This CD was pledged as collateral against ACI's line-of-credit agreement with Northwest Georgia Bank at May 29, 2004.

ACI's CD at May 29, 2004 had an original term of 24 months; therefore, it did not qualify as a cash equivalent (CE) at that date and was disclosed as such in the financial statements and in Form 10-K. At August 28, 2004, the proximity of the CD's maturity led management to believe it was a CE. Upon further review, it should not have been classified as a CE. However, at November 27, 2004, it was again properly classified within the Form 10-Q. This is not a change in the Company's accounting principles, but rather an inadvertent misclassification.
In future filings, this item will continue to be treated as a non-cash equivalent as long as its original term is greater than three months.


Recent  accounting  pronouncements,  page  17
---------------------------------------------

14. PLEASE DISCLOSE THE ANTICIPATED IMPACT, IF ANY, OF YOUR ADOPTION OF EITF 03-10. BASED ON YOUR DISCLOSURES UNDER ITEM 1. BUSINESS, IT APPEARS THIS EITF MAY BE APPLICABLE SINCE YOU ACCEPT MANUFACTURER COUPONS FROM YOUR CUSTOMERS. SHOW US SUPPLEMENTALLY HOW THE REQUESTED DISCLOSURE WILL READ.

ACI Response:  The primary impact of EITF 03-10, "Application of Issue No. 02-16
-------------
by Resellers to Sales Incentives Offered to Consumers by Manufacturers" on ACI relates to the Company's treatment of coupons offered by manufacturers. This EITF requires companies to include manufacturer's coupons received from customers in sales, which is consistent with ACI's current and historical treatment of these items. Adoption of this EITF had no impact on ACI's financial statements. We anticipate that, in future filings, our description of the impact of this EITF on ACI will read substantially as follows:

     EITF 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers" was effective for the Company's fiscal year ended May 29, 2004. This EITF promotes the appropriate accounting treatment for general vendor funded incentives that are redeemable by the Company and at other retailers by including them in their reported sales. This EITF has no effect on the Company's gross margin dollars, net income or cash flows, as it did not require any change in our accounting for these vendor funded incentives.


Note  4.  Lease  Commitments,  page  19
---------------------------------------

15. YOU STATE THAT NONCANCELABLE OPERATING LEASES EXPIRE AT VARIOUS DATES THROUGH APRIL 2008. THIS DATE DOES NOT APPEAR CONSISTENT WITH THE TABLE OF MINIMUM RENTALS DUE. PLEASE EITHER REVISE IN FUTURE FILINGS OR OTHERWISE ADVISE.

ACI Response:  We acknowledge your comment and affirm that the correct lease-end
-------------
date should be May 2009 instead of April 2008. This correction will be reflected in the narrative portion of this Note to the financial statements in future filings. We also affirm that the table is correctly presented.

     In accordance with the request contained in the Staff's comment letter, ACI hereby acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




                      [This space intentionally left blank]

     Should you have any questions or comments concerning this letter, please do not hesitate to contact Steven R. Barrett, Company counsel, at (423) 425-7138.

                                    Sincerely,

                                    AMERICAN CONSUMERS, INC.

                                           /s/ Michael A. Richardson
                                    By: ________________________________________
                                           Michael A. Richardson
                                           President and Chief Executive Officer

cc:     Adam Phippen, Staff Accountant, Securities and Exchange Commission